Exhibit 4

P R E S S  R E L E A S E

For Immediate Release	27 May 2002

CADBURY SCHWEPPES 2002 INVESTOR SEMINAR

“Driving Good Growth”

Cadbury Schweppes is holding a two-day investor seminar in Paris, 27 – 28 May 2002, exploring the role that efficiency, growth and capabilities play in “Driving Good Growth” to support the Group’s delivery of its financial targets and overall objective of superior growth in shareowner value.

Presentations

The seminar’s core themes of ever-improving efficiency, above market growth and capabilities will be illustrated in specific presentations covering innovation, distribution and availability, supply chain management and developing people’s capabilities. In addition, presentations from a number of our regional Managing Directors will show how these initiatives are driving performance in our business units.

Presentations from John Sunderland, CEO, John Brock, COO, David Kappler, CFO, and other members of Cadbury Schweppes’ top management team will be available on the company’s website, www.cadburyschweppes.com, from 5 p.m (UK time), Tuesday 28 May 2002.

Growth

Our drive for above market volume growth is focused on four main areas: innovation; increasing availability of our products; leveraging our broad offer of local and regional brands; and value enhancing acquisitions.

The confectionery and beverage markets are driven by brands and wide availability; they are also characterised by strong, long established brands some of which have led their categories for more than a hundred years and continue growing. In the last two years we have seen a significant increase in the rate of volume growth in our Australian business as we have invested heavily behind these initiatives and we are beginning to see encouraging early returns from similar initiatives in our UK confectionery business. As well as organic growth, the Group has benefited from accelerating growth in some of its acquired brands, for example, Hawaiian Punch in the USA under its Mott’s ownership. Innovation, within existing brand franchises and also to create new brands, and availability are potent drivers of top line sales growth both in developed and developing markets.

Our acquisition programme in recent years has focused on strengthening our position in existing markets, diversifying into new areas and higher growth segments within our core confectionery and beverages markets.

Cadbury Schweppes Public Limited Company
25 Berkeley Square
London W1J 6HB
Telephone: +44 (0) 20 7409 1313
Fax: +44 (0) 20 7830 5137
www.cadburyschweppes.com

Efficiency

Efficiency plays an important role both in improving our competitiveness and also in providing the resources to fund our growth initiatives. Our efficiency effort currently focuses particularly upon our information systems, supply chain and trade spend.

Project PROBE, a £200 million systems and business process programme designed to create a standard operating platform across the whole Cadbury Schweppes group, has been developed and is being introduced over the period 2000 - 2005. All our business units will eventually have common systems and more efficient processes and the Group will benefit from the step change in the provision of information and knowledge across both functions and geographies.

Our global supply chain embraces 40,000 suppliers, 25,000 employees and over 100 production sites around the world. There are many opportunities to improve effectiveness and efficiency from the purchase of raw materials to finished product as we focus on optimal supply configuration, strategic sourcing and total supply chain management.

Capabilities

Since the introduction of Managing for Value in 1997, Cadbury Schweppes has undergone major organisational and cultural change in pursuit of its objective of superior shareowner growth. Significant resources have been allocated to all the group-wide initiatives outlined during the seminar to support the Company’s good growth agenda. In particular, our commitment to the development of our people is evident through important new development programmes in areas such as building strategic capabilities, sales and marketing and executive leadership.

Sales Restatement

New accounting guidelines in the US have led to a redefinition of sales incentives and payments in our financial reports. Cadbury Schweppes will adopt this standard which will lead to a reduction in reported sales of around 10% through the exclusion of promotional payments to our trade customers. This has no impact on profits, earnings and cash flow and is in line with recent restatements announced by a number of international consumer goods companies. The new standard will be in place for the 2002 interim results and 2001 results, both half and full year, have been restated (see Appendix 1).

Ends

For further information:

David Kappler, Chief Financial Officer
Sally Jones, Corporate Communications Director
Dora McCabe, Head of Group Public Relations

Cadbury Schweppes plc:	020-7409-1313
http://www.cadburyschweppes.com

Angus Maitland/Philip Gawith,
The Maitland Consultancy	020-7379-5151

Notes to Editors:

Appendix 1 overleaf

Cadbury Schweppes

With origins stretching back over 200 years, today Cadbury Schweppes is an international beverage and confectionery company offering consumers brands such as Cadbury, Schweppes, Dr Pepper, 7 UP, Snapple, Trebor and Bassett in almost 200 countries around the world. Employing over 38,000 people, Cadbury Schweppes is the world's third largest soft drinks company and the fourth largest confectionery company.

Photographs for the media are available at NewsCast http://www.newscast.co.uk. Tel (44) 207 608 1000.

APPENDIX 1

a)	Impact of Adoption – Full Year:

	2001 Turnover by Region	As Reported		Restated

		£m		£m
	North American Beverages	2,168		1,757
	Europe Beverages	571		515
	Europe Confectionery	1,532		1,457
	Americas Confectionery	312		312
	Asia Pacific	639		625
	Africa, India and Middle East	288		285

	Central and Other	5,510		4,951
	Group	9		9

	Total	5,519		4,960

b)	Impact of Adoption – Half Year

	2001 Turnover by Region	As Reported		Restated

		£m		£m
	North American Beverages	1,001		806
	Europe Beverages	238		215
	Europe Confectionery	680		646
	Americas Confectionery	126		126
	Asia Pacific	276		272
	Africa, India and Middle East	133		131

	Central and Other	2,454		2,196
	Group	4		4

	Total	2,458		2,200

c)	Impact of Adoption – Full Year

	2001 Results	As Reported		Restated

	Net Sales	£5,519	m	£4,960	m
	Marketing / Sales	19.6%		10.2%
	Trading Margin	16.9%		18.8%

        (Note = There is no profit impact of the definitional changes)

d)	Impact of Adoption – Half Year:
	2001 Results	As Reported		Restated

	Net Sales	£2,458	m	£2,200	m
	Marketing / Sales	20.9%		11.4%
	Trading Margin	15.1%		16.9%

        (Note = There is no profit impact of the definitional changes)